July 16, 2007
Via Edgar and Telecopy (202) 772-9368

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMF Energy Corporation Registration Statement of Form S-3 File No. 333-143577 (initially filed June 7, 2007)

Dear Mr. Schwall:

SMF Energy Corporation (“Company”), as the registrant on the above-referenced Registration Statement, as amended July 16, 2007, hereby requests that the Commission accelerate the effective date of the Registration Statement so as to become effective at 1:00 p.m. Eastern Time on Thursday, July 19, 2007, or as soon thereafter as practicable.

On behalf of the Company I hereby acknowledge that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Richard E. Gathright
Richard E. Gathright
Chief Executive Officer & President